Contact

www.linkedin.com/in/paulspringmann (LinkedIn)

Top Skills

Embedded Software
Software Development
Java

Paul Springmann

Founder and Advisor
Bentonville, Arkansas, United States

Summary

Proven Data Analytics Entrepreneur with over 25 years of measurable success in Retailer and Supplier software solutions and SaaS delivery. Passion for creating analytic products and solutions that allow customers to leap-frog competitors in speed to market, efficiency, and the bottom line. Highly creative and hands-on problem solver, who dives into the details of vexing technical problems. Excels at flushing through problems resulting from poor team communication and unclear deliverables. Driven operational leader succeeding in both staff and culture growth, focused on getting things done.

Experience

Nuqleous

10 years 11 months

Founder and Advisor
July 2023 - Present (2 years 5 months)

President
January 2015 - July 2023 (8 years 7 months)
Bentonville, AR 72712

Vision Chain

14 years 4 months

Director Vision Chain Center of Excellence
July 2009 - June 2014 (5 years)

Responsible for Customer success. Drove a cultural and organizational change resulting in customer satisfaction and 98% customer retention rates. Grew revenue with both new and existing customers resulting in bookings to plan. Built a delivery organization from 5 to 25+ people.

Chief Software Architect
March 2000 - June 2009 (9 years 4 months)

Hired by Vision Chain's Founder to create what is now termed an Enterprise Demand Signal Repository.   This is Vision Chain’s flagship product used by CPGs for integrating multi-retailer point of sale, inventory, syndicate, shelf, field, demographic, master, and shipment into a single version of truth.

SC Johnson Wal-Mart Sales Team

5 years 8 months

Sales Technology Manager

July 1997 - February 2000 (2 years 8 months)

Hired by the Director of Category Manager for the Walmart Sales team to create and streamline reporting and information across the sales, category, and supply chain teams. Self-learned Microsoft SQL Server and MicroStrategy and used these technologies to build a system to load global RetailLink data, add common product, location, and currency attributes, and provide weekly reporting and adhoc reporting ability.

Sales and Marketing Application Developer

July 1994 - June 1997 (3 years)

Education

Valparaiso University

BS, Computer Engineer · (September 1989 - May 1994)